Exhibit 23.1

Consent of Independent Accountants

We hereby consent to the use in this Registration Statement on Post-Effective Amendment No. 1 to Form F-1, (No. 333-121527) of our report dated February 4, 2005, relating to the financial statements of Peru Copper Inc., as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and for the period from April 24, 2003 to December 31, 2003, which appear in such Registration Statement.

We also consent to the references to us under the heading “Experts” in such Registration Statement.

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Chartered Accountants

Vancouver, BC

April 27, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.